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                          December 15, 2023

       Stephen Zamansky
       SVP, General Counsel & Secretary
       REV Group, Inc.
       245 South Executive Drive
       Suite 100
       Brookfield, WI 53005

                                                        Re: REV Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on December
13, 2023
                                                            File No. 333-276009

       Dear Stephen Zamansky:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing